Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Aerpio Pharmaceuticals, Inc. for the registration of common stock, preferred stock, debt securities, warrants, and/or units and to the incorporation by reference therein of our report dated March 9, 2017 (except for the paragraphs included under the caption “Merger and Offering” described in Notes 1 and 15, as to which the date is May 22, 2017), with respect to the consolidated financial statements of Aerpio Pharmaceuticals, Inc., included in its Registration Statement (Form S-1 No. 333-217320) and related Prospectus, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Cincinnati, Ohio

February 21, 2018